Exhibit 21 – Subsidiaries of the Registrant

Ecolomondo Corporation Inc. owns 100% of the shares of 9083-5018 Quebec Inc.

9083-5018 Quebec Inc. is a corporation, incorporated under the legislation of the Province of Quebec.

It is located at 3435 Pitfield Boulevard, Montreal, Quebec, Canada, H4S1H7.

Elio Sorella is its only Director.

It owns Ecolomondo's intellectual property and its Pilot plant in Contrecoeur (Quebec), Canada.